SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

January 22, 2020

BY HAND AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jeff N. Kauten

Re:	Duck Creek Technologies, Inc.
Draft Registration Statement on Form S-1
CIK No. 0001160951

Dear Mr. Kauten:

On behalf of our client, Duck Creek Technologies, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2019 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 22, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver four copies of the Amendment marked to show changes from the initial confidential submission.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

Draft Registration Statement on Form S-1

Company Overview, page 1

1.

You disclose that you are “the leading Software-as-a-Services (“SaaS”) provider of core systems for the P&C industry.” Please disclose the basis for this statement and what measures you are using, such as revenues, market share or some other standard. Also, clarify if your leadership position applies only to software provided as a service in this market or if it encompasses the entire market of core systems software provided through SaaS, licensing and other means.

In response to the Staff’s comment, on page 9 of the Amendment the Company has disclosed the basis for the statement that it is “the leading Software-as-a-Services (“SaaS”) provider of core systems for the P&C industry”, including what measures it is using and clarified that its leadership position applies only to software provided as a service in this market by limiting the statement to SaaS revenue.

2.	Please disclose when you began offering SaaS solutions for core systems in the P&C insurance industry.

In response to the Staff’s comment, on pages 1 and 82 of the Amendment the Company has disclosed that it began offering SaaS solutions for core systems in the P&C insurance industry in 2013 and signed its first customer in 2014.

Our Growth Strategy, page 5

3.	Please clarify how you calculate your win rate for new SaaS opportunities and disclose any assumptions underlying this calculation.

In response to the Staff’s comment, on page 9 of the Amendment the Company has clarified how it calculates its win rate for new SaaS opportunities, including applicable assumptions underlying the calculation.

Risk Factors

Risks Related to Our Business and Industry

Our business depends on customers renewing and expanding their SaaS arrangements, term licenses…, page 17

4.	Please briefly describe the circumstances under which your customers have the right to cancel their SaaS arrangements or term licenses before they expire.

In response to the Staff’s comment, on pages 18 and 19 of the Amendment the Company has revised the disclosure to describe the circumstances under which two of its SaaS customers have the right to terminate their contracts with the Company at their discretion and another SaaS customer has the ability to elect during the last year of the committed term of its contract to discontinue its access to certain SaaS capabilities made available to it under such contract.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

Our sales and implementation cycles are lengthy and variable…, page 21

5.	Please disclose the typical length of your sales cycle.

In response to the Staff’s comment, on page 23 of the Amendment the Company has disclosed that, while sales cycles can vary and such differences can be material, the typical buying process for a customer purchasing core system software is approximately twelve to fifteen months.

We may be obligated to disclose our proprietary source code to our customers…, page 24

6.	Please indicate more specifically, by percentage or otherwise, the extent to which your SaaS arrangements and license agreements contain a source code escrow agreement.

In response to the Staff’s comment, on page 26 of the Amendment the Company has specifically indicated by percentage the extent to which its SaaS arrangements and license agreements contain a source code escrow agreement.

Organization Structure, page 46

7.

Please revise to provide a diagram of the existing organizational structure prior to the reorganization transactions including the percentages of voting and economic interest held by the Existing Holders. Also, please confirm that you intend to include a diagram depicting the organization structure following the reorganization and the offering.

The Company respectfully acknowledges the Staff’s comment and will provide a diagram of the existing organizational structure prior to the reorganization transactions described therein and include the percentages of voting and economic interest held by the Existing Holders in a later amendment to the Registration Statement. In addition, the Company confirms that it intends to include a diagram depicting the organizational structure following the reorganization transactions and the offering.

Use of Proceeds, page 47

8.	Revise to clarify throughout the filing what you mean by “certain” outstanding LP units.

In response to the Staff’s comment, throughout the Amendment the Company has clarified what it means by “certain” outstanding LP units and confirms that it will include further detail in a later amendment to the Registration Statement.

9.

Disclose how the redemption price for the outstanding LP Units of the Operating Partnership was determined, and quantify the amount of the offering proceeds to be received by Apax, Accenture and any other related party.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

In response to the Staff’s comment, on pages 11, 48, 50 and 110 of the Amendment the Company has disclosed how the redemption price will be determined for the outstanding LP Units of the Operating Partnership and included the amount of the offering proceeds to be received by Accenture.

10.	Please disclose the use of the proceeds from your revolving credit facility. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has referred to Instruction 4 to Item 504 of Regulation S-K. In response to the Staff’s comment, on page 50 of the Amendment the Company has disclosed the use of the proceeds from its revolving credit facility.

Capitalization, page 49

11.

Revise to include a column showing the pro forma capitalization reflective of the reorganization, but prior to the offering and use of proceeds, and include an explanation of the components of the adjustments in the notes.

In response to the Staff’s comment, on page 52 of the Amendment the Company has included a column that will show the pro forma capitalization reflective of the reorganization, but prior to the offering and use of proceeds, and acknowledges that it will be prepared to include an explanation of the components of the adjustments in the notes in a later amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors and Trends Affecting Our Results of Operations, page 53

12.	Please discuss trends in renewal rates for your products and services.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s management does not currently use renewal rates as a metric in its operations and business planning. In addition, given the Company’s relatively short history offering SaaS products, it is difficult to predict or discuss future trends in connection with renewal rates. As a result, the Company does not believe that this metric currently provides helpful information to investors.

Other Financial Data and Key Metrics, page 55

13.	Please revise to define the “measurement period” and explain how management uses SaaS Net Dollar Retention Rate and SaaS Annual Recurring Revenue in managing your business.

In response to the Staff’s comment, on pages 16, 67 and 68 of the Amendment the Company has defined “measurement period” as the latest twelve-month period and explained how management uses SaaS Net Dollar Retention Rate and SaaS Annual Recurring Revenue in managing its business.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

Business, page 70

14.

We note that one customer accounted for approximately 10% of total revenue and two consolidated entities each represented in excess of 10% of your total revenue in 2019. Please identify these customers and disclose the material terms of your agreements with them. Refer to Item 101(c)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amendment to identify the one customer that accounts for approximately 10% of its total revenue in fiscal 2019. The Company respectfully acknowledges the Staff’s comment to identify the two consolidated entities that each represented in excess of 10% of its total revenue in fiscal 2019. The Company has not yet revised the disclosure to name such entities as it is contractually prohibited from doing so. The Company will discuss obtaining the consent needed to name such entities with such customer.

Certain Relationships and Related Party Transactions, page 97

15.

Please discuss the November 13, 2019 sale of Class E preferred units and repurchase of Class A and Class B Units held by Apax, Accenture and certain other direct equity holders of the Operating Partnership. Disclose how the repurchase price was determined, and quantify the value received by Apax, Accenture and any other related party.

In response to the Staff’s comment, on pages 6, 68, 109 and 110 of the Amendment the Company discusses in further detail the November 13, 2019 sale of Class E preferred units and repurchase of Class A and Class B Units held by Apax and Accenture. In addition, on pages 109 and 110 of the Amendment the Company discloses how the repurchase price was determined and quantifies the value received by Accenture.

16.

Discuss and quantify the terms of the reorganization and the use of the offering proceeds to redeem certain outstanding LP Units of the Operating Partnership to the extent they involve related parties.

In response to the Staff’s comment, on page 110 of the Amendment the Company discusses and quantifies the terms of the reorganization and the use of the offering proceeds to redeem certain outstanding LP Units of the Operating Partnership.

Description of Capital Stock, page 101

17.	Please discuss the provision in your amended and restated articles of incorporation that permits Apax and Accenture to engage in corporate opportunities for themselves that would benefit the company.

The Company respectfully acknowledges the Staff’s comment and acknowledges that it will be prepared to discuss the provisions in its amended and restated articles of incorporation that will permit Apax and Accenture to engage in corporate opportunities for themselves that would benefit the Company in a later amendment to the Registration Statement

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

Underwriting, page 108

18.	Please disclose the exceptions to the lock-up agreements.

In response to the Staff’s comment, on page 121 of the Amendment the Company has added the proposed exceptions to the lock-up agreements.

Disco Topco Holdings (Cayman), L.P.

Consolidated Statements of Operations, page F-7

19.	While cost of revenue may exclude depreciation and amortization, presenting a measure of gross margin that excludes such amounts is not consistent with SAB Topic 11.B. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and on pages 14 and F-7 of the Amendment has revised its Consolidated Statements of Operations accordingly by removing the caption titled “Amortization of acquired intangible assets” and reallocating such amounts as follows:

•	Amortization expense associated with acquired technology is now presented in the captions titled “Cost of revenue – SaaS” and “Cost of revenue – License”, as applicable, for all periods presented.

•	Amortization expense associated with customer relationships is now presented in the caption titled “Sales and marketing” for all periods presented.

•	Amortization expense associated with trademarks and tradenames and domain name is now presented in the caption titled “General and administrative” for all periods presented.

The Company respectfully advises the Staff that amortization expense associated with backlog intangible assets is already presented as a reduction of revenue as currently disclosed in Note 7 of the consolidated financial statements on page F-26 of the Amendment.

In addition, the Company has also reclassified other operating expenses, including depreciation expense, that is directly related to the cost of products and services to the “Cost of revenue” captions for all periods presented. Such expenses were previously presented in the caption titled “General and administrative.”

The adjustments resulted in the reclassification of $5,574,000, $5,448,000 and $5,634,000 of these expenses to cost of revenues that were previously presented as a component of operating expense in each of the respective periods. In addition, general and administrative and sales and marketing expenses for the years ended August 31, 2017, 2018 and 2019 have been adjusted to include amortization expense associated with trademarks, tradenames and domain names, and customer relationships, respectively. The adjustments resulted in the reclassification of $950,000, $950,000 and $950,000 of these expenses to general and administrative expenses and $10,080,000, $10,080,000 and $10,254,000 of these expenses to sales and marketing expenses in each of the respective periods. This revision to previously reported amounts is not material to the Company’s consolidated financial statements taken as a whole.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

Lastly, the Company has revised Note 2(h) on page F-16 of the Amendment to clarify that cost of revenues includes amortization of acquired technology intangible assets and depreciation expense.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-12

20.

Please tell us more about your accounting for variable consideration related to changes in customer’s DWP in license agreements versus SaaS arrangements and refer to the authoritative guidance you relied upon when determining your accounting. As part of your response, please quantify the amount of revenue recognized from this variable consideration in the periods presented.

The Company respectfully acknowledges the Staff’s comment and advises that for all periods presented, there has not been any revenue recognized from variable consideration related to the Company’s SaaS products. For the years ended August 31, 2017, 2018 and 2019, revenue recognized from variable consideration related to the Company’s license products amounted to $1,370,000, $3,112,000 and $1,971,000, respectively, which represents 1%, 2% and 1%, respectively, of total revenues recognized.

In accordance with ASC 606-10-32-11 to 32-12, variable consideration is only included in the transaction price if, in the Company’s judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur. Currently, there are infrequent occurrences of overages in a customer’s direct written premium (DWP) managed by the Company’s solutions. As noted above, no customers utilizing the Company’s SaaS product have incurred fees relating to DWP overages, and only a small amount of customers utilizing its license product have incurred fees relating to DWP overages. Given the amount of the variable consideration received in each reporting period, these fees have been recognized as revenue when the relevant DWP reporting is obtained from the Company’s customers, which is materially consistent with the amount that would have been recognized based on the application of the guidance in ASC 606-10-32-11 to 32-12.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

21.	Please tell us and revise to clarify your disclosure that indicates that SaaS and license revenues are recognized “ratably in proportion to the total contractual DWP.”

The Company respectfully acknowledges the Staff’s comment and advises per the below:

Revenue Recognition – License

The Company recognizes the transaction price allocated to term and perpetual license arrangements as revenue at a point in time when control is transferred to the customer, which generally occurs at the time of delivery, as disclosed on page F-14.

Revenue Recognition – SaaS

The Company’s policy is to recognize the transaction price allocated to the Company’s SaaS arrangements as revenue over time throughout the term of the contract, beginning after the SaaS environment is provisioned and made available to the customer. Per ASC 606-10-55-17 to 55-21, methods for measuring progress toward complete satisfaction of a performance obligation include output methods and input methods.

In many instances, the Company’s multi-year SaaS arrangements include provisions that provide for increases in the contractual amount of direct written premiums (DWP) managed by the SaaS solution over the contract term. This scenario can be illustrated as follows:

Sample Assumptions

•	Total transaction price: $1,000

•	Contractual period: 4 years

•	DWP managed by year:

-	Year 1	$100,000,000	(18% of total)
-	Year 2	$120,000,000	(22% of total)
-	Year 3	$160,000,000	(28% of total)
-	Year 4	$175,000,000	(32% of total)

	Cumulative Contractual DWP	$555,000,000

The Company’s efforts (i.e., costs) are not expended evenly throughout the period covered by the stand-ready obligation as hosting fees are charged to us by our vendors based on the amount of data hosted, i.e., a metered “pay as you go” basis. As a result, as the amount of DWP managed by the Company’s SaaS solutions increases, the corresponding hosting costs incurred by us also increases.

Accordingly, a time-based measure of progress would not be appropriate as: (i) the Company does not expect to expend efforts associated with providing the SaaS product on an even basis throughout the contract term, and (ii) the Company’s customers realize an increasing benefit and utility of the SaaS product as the amount of DWP managed increases. Rather, a measure of progress based on the amount of contractual DWP (i.e., input method) best reflects the underlying economics of the Company’s SaaS transactions.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

Thus, revenue (for the above example transaction) would be recognized as noted in the table below:

Contract year	Revenue Recognized	Percent of Total
1	$180	18%
2	$220	22%
3	$280	28%
4	$320	32%
Total	$1,000	100%

In light of the Staff’s comment, the Company has clarified and revised its disclosure in Note 2(g) on page F-14 of the Amendment to state that “Revenue is recognized ratably using contractual DWP as the measure of progress.”

Note 18. Subsequent Events, page F-37

22.	Please disclose any share-based compensation issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

The Company respectfully acknowledges the Staff’s comment and advises that as of the financial statement issuance date of November 22, 2019, the Company had no issuance share-based awards subsequent to the balance sheet date. In December 2019, the Company granted an aggregate of 3.4 million Class D Units and Phantom Units. Share-based compensation expense of $0.6 million will be recognized on a straight-line basis over the four-year vesting period. The Company will disclose the details of the December grant in its November 30, 2019 interim financial statements as a subsequent event.

Note 19. Pro forma Financial Information (Unaudited), page F-38

23.

You disclose on page 47 and throughout the filing that you intend to use a portion of the net proceeds from the offering to redeem certain outstanding LP Units of the Operating Partnership. However, your disclosure here indicates that you will have 100% economic ownership of the Operating Partnership prior to the completion of the offering. Please revise to resolve this inconsistency.

In response to the Staff’s comment, on page F-38 of the Amendment the Company revised the disclosure within Note 19 to resolve this inconsistency. Following the first steps in the Reorganization Transactions, but prior to the offering, certain of the Existing Holders will continue to own outstanding LP Units of the Operating Partnership. Accordingly, the LP Units owned by such Existing Holders will be considered noncontrolling interests.

General

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

* * * * *

Mr. Jeff N. Kauten

Securities and Exchange Commission

January 22, 2020

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact the undersigned at (212) 735-3259.

Sincerely,

/s/ Michael J. Zeidel

Michael J. Zeidel

cc:	Kathleen Krebs, Securities and Exchange Commission

Eiko Yaoita Pyles, Securities and Exchange Commission

Christine Dietz, Securities and Exchange Commission

Michael Jackowski, Chief Executive Officer, Duck Creek Technologies, Inc.

Arthur D. Robinson, Simpson Thacher & Bartlett LLP

Xiaohui (Hui) Lin, Simpson Thacher & Bartlett LLP